UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL, 2003

Commission File Number 1-15114

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

(Registrant’s name)

Suite 355, 10333 Southport Road S.W.
Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

1.	Press Release (April 23, 2003)
2.	Material Change Report
3.	Press Release (April 24, 2003)
4.	Material Change Report

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101 (b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ____________

SIGNATURE
PRESS RELEASE (APRIL 23, 2003)
MATERIAL CHANGE REPORT
PRESS RELEASE (APRIL 24, 2003)
MATERIAL CHANGE REPORT

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
“Signed” Joseph P. Giuffre Corporate Secretary & Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 — Fax (403) 225-5745

Anthony Clark’s Expansion into United States

Calgary, Alberta, Canada, April 23, 2003 — ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) (“Anthony Clark”) is pleased to announce it has reached an agreement to purchase all of the assets of a California based brokerage.

The acquisition, which is expected to close on or before May 31, 2003 will be paid for with cash and vendor financing. The purchase is expected to generate approximately CDN$1,800,000 in new revenues for an estimated 35% increase in annualized revenues.

This California acquisition marks Anthony Clark’s first penetration of the United States market and is part of Anthony Clark’s strategic plan to expand into the United States.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 18 general insurance brokerages and processes over CDN$30,000,000 in insurance premiums for its 18,000 customers.

For further information:

Press Contacts — North America	Barry Kaplan Barry Kaplan Associates New Jersey Telephone: (732) 747-0702 Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O. Telephone: (403) 225-5100 Email: tonyc@shawcable.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

“Primo Podorieszach”

Primo Podorieszach, C.E.O.

MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
 FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
 (INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

Item 1:   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Anthony Clark International Insurance Brokers Ltd. (the “Issuer”) Suite 355, 10333 Southport Road S.W. Calgary, Alberta T2W 3X6

Item 2:   Date of Material Change

April 23, 2003

Item 3:   Press Release

The Press Release was disseminated on April 23, 2003 to The Toronto Stock Exchange, being the only Canadian exchange upon which the shares of the Company are listed, and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4:   Summary of Material Change(s)

The Issuer has reached agreement to purchase all of the assets of a California based brokerage. The acquisition is expected to close on or before May 31, 2003.

Item 5:   Full Description of Material Change

The Issuer has reached agreement to purchase all of the assets of a California based brokerage. The acquisition is expected to close on or before May 31, 2003 and will be paid for with cash and vendor financing. The purchase is expected to generate approximately CDN$1,800,000 in new revenues for an estimated 35% increase in annualized revenues. This California acquisition marks the Issuer’s first penetration of the United States market and is part of the Issuer’s strategic plan to expand into the United States.

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), or Reliance on Section 118(2) of the Securities Act (Alberta).

Not applicable.

Item 7:   Omitted Information

Not applicable

Item 8:   Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Primo Podorieszach, President 1732 North River Drive Kamloops, B.C. V2B 7N7 (250) 376-1782

Item 9:   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Kamloops, Province of British Columbia, this 24th day of April, 2003.

“Primo Podorieszach”

Primo Podorieszach, President

2

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 — Fax (403) 225-5745

NORMAL COURSE ISSUER BID

Calgary, Alberta, Canada — April 24, 2003 — ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) has received the necessary approval from the Toronto Stock Exchange (the “Exchange”) to make a normal course issuer bid through the Exchange and in accordance with the by-laws and rules of the Exchange. The Corporation has been authorized to repurchase a maximum of 384,602 of its common shares representing approximately 5 percent of the 7,692,055 issued and outstanding common shares. The bid will commence on April 22, 2003 and end on April 21, 2004. All common shares purchased by the Corporation pursuant to the bid will be cancelled.

The directors of the Corporation are of the view that the current market price of the common shares of the Corporation does not reflect the inherent value of the Corporation and a repurchase of its common shares represents an appropriate use of funds which will also improve the liquidity in the Corporation’s common shares. Since April 18, 2002, the Corporation has not purchased any of its common shares.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 18 general insurance brokerages and processes over $30,000,000 in insurance premiums for its 18,000 customers.

For further information:

Press Contacts — North America	Barry Kaplan Barry Kaplan Associates New Jersey Telephone: (732) 747-0702 Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O. Telephone: (403) 225-5100 Email: investors@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

“Signed" Primo Podorieszach, C.E.O.

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act Form 27
Under Section 118(1) of the Alberta Securities Act Form 27 Under Section 75(2) of the Ontario Securities Act
(Individually, the “Act” and collectively, the “Securities Acts”)

1.	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Anthony Clark International Insurance Brokers Ltd. #355 – 10333 Southport Road S.W. Calgary, Alberta T2W 3X6 PHONE: (403) 278-8811

2.	Date of Material Change

State the date of the material change.

April 22, 2003

3.	Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Acts.

April 24, 2003

The Press Release was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with the BC, Alberta and Ontario Securities Commissions.

4.	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Issuer has received the necessary regulatory approval from The Toronto Stock Exchange (the “Exchange”) to make a normal course issuer bid through the Exchange and in accordance with the rules and by-laws of the Exchange.

5.	Full Description of Material Change

The Issuer has received the necessary regulatory approval from the Exchange to make a normal course issuer bid through the Exchange and in accordance with the rules and by-laws of the Exchange. The Issuer has been authorized to repurchase a maximum of 384,602 its common shares representing approximately 5 per cent of the 7,692,055 issued and outstanding common shares. The bid will commence on April 22, 2003, and end on April 21, 2004. All common shares purchased by the Issuer pursuant to the bid will be cancelled. The Issuer has not purchased any common shares in the past 12 months pursuant to its previous normal course issuer bid.

6.	Reliance on Section 85(2)(BC), Section 118(2)(AB) and Section 75(3) (ON) of the Securities Acts

Not applicable

7.	Omitted Information

Not applicable

8.	Senior Officers

Primo Podorieszach, President PHONE: (250) 376-1782

9.	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Kamloops, British Columbia this 24th day of April, 2003.

“Signed”
PRIMO PODORIESZACH,
Director and President

It is an offence under the Securities Act and the Alberta Securities Commission rules for a person or company to make a statement in a document required to be filed or furnished under the Act or the Rules that, at the time and in light of circumstances under which it is made, is a misrepresentation. Any fee payable to the Alberta Securities Commission under the Securities Act, the Securities Regulation and the Alberta Securities Commission Rules shall be paid to the Alberta Securities Commission in accordance with the requirements of the fee schedule to the Securities Regulation. Any failure to accompany a form or application with the prescribed fee shall result in the return of that form or application.